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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                            ---------------
                           Amendment No. 17*
                                  to
                            Schedule 14D-1
                        Tender Offer Statement
  Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                  and
                             Statement on
                             Schedule 13D
               Under the Securities Exchange Act of 1934

                              Big B, Inc.
                       (Name of Subject Company)
                            ---------------
                         RDS Acquisition Inc.
                           Revco D.S., Inc.
                               (Bidders)
                            ---------------

               Common Stock, Par Value $0.001 Per Share
        (Including the Associated Common Stock Purchase Rights)
                    (Title of Class of Securities)
                              0888917106
                 (CUSIP Number of Class of Securities)
                            ---------------

                          Jack A. Staph, Esq.
         Senior Vice President, Secretary and General Counsel
                           Revco D.S., Inc.
                        1925 Enterprise Parkway
                          Twinsburg, OH 44087
                            (216) 487-1667
     (Name, Address and Telephone Number of Persons Authorized to
       Receive Notices and Communications on Behalf of Bidders)
                            ---------------
                               Copy to:
                          Richard Hall, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                     New York, New York 10019-7475
                            (212) 474-1293
        * Constituting the final amendment to Schedule 14D-1.



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          RDS Acquisition Inc. (the "Purchaser") and Revco D.S., Inc.
("Parent") hereby amend and supplement their Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D (as amended prior to the date hereof, the "Schedule 14D-1"), originally filed on September 10, 1996, with respect to their offer to purchase all outstanding shares of Common Stock, par value $0.001 per share, including the associated common stock purchase rights, of Big B, Inc., an Alabama corporation (the "Company"), as set forth in this Amendment No. 17, which constitutes the final amendment. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1.

          Item 4. Source and Amount or Funds or Other Consideration.
                  --------------------------------------------------

          (a) and (b) Parent entered into a $125 million Credit Agreement (364 Day Facility) dated as of November 15, 1996 (the "364-Day Agreement"), among Parent, Banque Paribas and Bank of America Illinois (together the "364-Day Facility Lenders"), and Bank of America National Trust and Savings Association, as administrative agent. The 364-Day Agreement provides for the payment by Parent of (i) a non-use fee on the aggregate unused commitment of the 364-Day Facility Lenders under the 364-Day Agreement, (ii) a fronting fee with respect to letters of credit and a letter of credit fee based on the average outstanding amount of letters of credit and (iii) certain other administrative fees. The interest rate on loans varies depending on the type of loan, length of interest rate period chosen and current market rate of certain types of loans. The 364-Day Agreement contains customary conditions to borrowing, representations and warranties, covenants and events of default. The commitment of the 364-Day Facility Lenders under the 364-Day Agreement expires no later than November 14, 1997. Parent has made no arrangements to refinance its borrowings under the 364-Day Agreement.

          A copy of the 364-Day Agreement is attached as Exhibit
(b)(3) to this Amendment No. 17 and is incorporated herein by reference.

          Item 6. Interest in Securities of the Subject Company.
                  ----------------------------------------------

          (a) and (b) On November 15, 1996, the Purchaser accepted for payment a total of 17,232,501 Shares. Together with the 1,190,000 Shares previously owned by the Purchaser, the Purchaser now owns 18,422,501 Shares, representing approximately 87.9% of the outstanding Shares.

          Item 11. Material to be Filed as Exhibits.
                   ---------------------------------

          (b)(3) Credit Agreement (364 Day Facility) dated as of
November 15, 1996, among Parent, Banque Paribas and Bank of America Illinois, as lenders, and Bank of America National Trust and Savings Association, as administrative agent.



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                           SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 17 is true, complete and correct.

Dated:  November 21, 1996

                                    REVCO D.S., INC.,

                                      by
                                         /s/ Jack A. Staph
                                         -----------------------------------
                                         Name:   Jack A. Staph
                                         Title:  Senior Vice President,
                                                 Secretary and General
                                                 Counsel




                                    RDS ACQUISITION INC.,

                                      by
                                         /s/ Jack A. Staph
                                         -----------------------------------
                                         Name:   Jack A. Staph
                                         Title:  Vice President and Secretary





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                             Exhibit Index


                                                                  Page

Exhibit (b)(3)      Credit Agreement (364 Day Facility) dated
                    as of November 15, 1996, among Parent,
                    Banque Paribas and Bank of America
                    Illinois, as lenders, and Bank of America
                    National Trust and Savings Association, as administrative agent.